UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti Agrees Sale of Côte d’Ivoire Projects

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

NEWS RELEASE

AngloGold Ashanti Agrees Sale of Côte d’Ivoire Projects

AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) has agreed to sell its interests in two gold projects in Côte d’Ivoire to Resolute Mining Limited (“Resolute”) as it continues to sharpen its focus on its operating assets and development projects in the United States.

The Company will sell Centamin West Africa Holdings Limited (“CWAH”), which owns the Doropo Project and the Archean-Birimian Contact (“ABC”) Project in Côte d’Ivoire (collectively, the “Projects”), to Resolute, which has extensive operational experience in West Africa (the “Sale”). The breakdown of the consideration for the Sale is detailed below.

AngloGold Ashanti acquired an indirect interest in the Projects when it acquired Centamin plc in November 2024. Following a Company review to determine how best to maximise value from the Projects, it was determined that the scale of the Doropo Project, as well as competition for capital with other development projects in the AngloGold Ashanti portfolio, meant it would benefit more from ownership by a company with the requisite operational focus and financial capacity to advance its development in a timely manner. Given Resolute’s focus on Côte d’Ivoire, the ABC Project, an early-stage exploration project has been included as part of the Sale.

“This transaction ensures we maintain our focus on disciplined capital allocation and driving efficiencies from our existing portfolio,” said AngloGold Ashanti CEO Alberto Calderon. “It also ensures these Projects are in good hands, to benefit all stakeholders.”

There are no conditions to completion of the Sale, which is scheduled to occur on 1 May 2025.

In connection with the Sale, AGA will also acquire Toro Gold Guinée Sarlu (“TGG”), which owns the titles to the Mansala Project in Guinea, from Resolute (the “Acquisition”). The Mansala Project is adjacent to AGA’s Siguiri mine in Guinea and it is anticipated to be developed as a brownfields project to provide an additional ore source to AngloGold Ashanti’s Siguiri operations.

The Acquisition is subject to several conditions, including the renewal of the TGG permits and the approval of the Government of Guinea. Such conditions must be satisfied within 18 months from the completion of the Sale, failing which the Acquisition will lapse.

The value of the consideration for the sale of the Doropo Project is US$175 million, comprising a cash payment of US$150 million, plus either (i) the acquisition of the Mansala Project or (ii) an additional amount of US$25 million if the Acquisition cannot be completed within 18 months as described above. The consideration for the sale of the Doropo Project is to be paid in three tranches as follows:
•US$25 million in cash on completion of the Sale;
•US$50 million in cash 18 months after completion of the Sale, plus an additional US$25 million if the Acquisition cannot be completed within those 18 months; and
•US$75 million in cash 30 months after completion of the Sale.

The consideration for the sale of the ABC Project comprises a milestone payment of US$10 million in cash on declaration of a JORC-compliant 1.0 Moz Mineral Reserve on the current ABC Project tenements, and a 2% Net Smelter Royalty over any gold production from any Mineral Resource on the current ABC Project tenements.

ABOUT THE DOROPO PROJECT
The Doropo Project, which comprises seven exploration permits, covering an area of approximately 1,850km2, is in the northeast of Côte d’Ivoire, approximately 480km north of Abidjan. The licence covers 13 gold deposits, 11 of which are concentrated within a 7km radius and are referred to as the Main Resource Cluster.

A pre-feasibility study was completed in 2023 and the definitive feasibility study (“DFS”) in 2024. The Doropo Project has received regulatory approval for its Environmental and Social Impact Assessment and the environmental permit was awarded in June 2024. The application for the Mining License has been submitted to the Ivorian authorities and is pending.

The Doropo Project (on a 100% basis) has exclusive Measured & Indicated Mineral Resource of 0.9Moz at an average grade of 1.02g/t, Inferred Mineral Resource of 0.3Moz at an average grade of 1.23g/t and Proven & Probable Mineral Reserve of 1.9Moz at an average grade of 1.53g/t.

Based on the DFS, the Doropo Project, once developed, is expected to have average annual gold production of 167koz over a 10 year mine life.

ABOUT THE ABC PROJECT
The ABC Project is in northwest Côte d’Ivoire, approximately 550km northwest of Abidjan and 460km west of the Doropo Project. This is an early stage greenfield exploration project, consisting of three permits, covering an area of 1,148km2. The ABC Project has a 1.6Moz Inferred Mineral Resource at an average grade of 0.98g/t.

ABOUT RESOLUTE
Resolute is an African-focused gold miner with more than 30 years of experience as an explorer, developer and operator of ten gold mines which have produced more than 9.0Moz of gold. Resolute trades on the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE) under the ticker RSG. It currently owns two producing gold mines: the Syama Gold Mine in Mali and the Mako Gold Mine in Senegal. Resolute is also active in exploration with drilling campaigns underway across its African tenements with a focus on Mali, Senegal and Guinea.

ENDS

London, Denver, Johannesburg

30 April 2025

CONTACTS

Media

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Takeover Code
This announcement is made in accordance with the requirements of Rule 19.6(b) of the City Code on Takeovers and Mergers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 30 April 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary